Michael J. Minahan 617.570.1021 mminahan@goodwinlaw.com	Goodwin Procter LLP Counselors at Law 100 Northern Avenue Boston, MA 02210 T: 617.570.1000 F: 617.523.1231

November 15, 2016

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	John Dana Brown, Attorney-Advisor
Office of Transportation and Leisure

Re:	Yatra Online, Inc. Amendment No. 2 to Registration Statement on Form F-4
Filed November 1, 2016
File No. 333-213862

Dear Mr. Brown:

This letter is submitted on behalf of Yatra Online, Inc. (the “Company” or “Yatra”) and Terrapin 3 Acquisition Corporation (“Terrapin 3”) in response to the comments of the staff of the Office of Transportation and Leisure (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-4 filed on September 29, 2016 (“Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed on October 25, 2016 (“Amendment No. 1”) and Amendment No. 2 to the Registration Statement filed on November 1, 2016 (“Amendment No. 2”), as set forth in the Staff’s letter dated November 9, 2016 (the “Comment Letter”). The Company is concurrently submitting Amendment No. 3 to the Registration Statement (“Amendment No. 3”) which includes changes that principally reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 2, and page references in the responses refer to Amendment No. 3. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company and by Terrapin 3.

United States Securities and Exchange Commision

November 15, 2016

General

1.	Please tell us whether Terrapin 3 will be separately filing a preliminary proxy statement related to the business combination proposal, and if so when. If Terrapin 3 does not plan to file a preliminary proxy statement please provide us your analysis as to why this is not required.

RESPONSE: Terrapin 3 supplementally advises the Staff that it has not filed a preliminary proxy statement with the Commission with respect to the proposed business combination based on the provisions of General Instruction E to Form F-4, which provides as follows:

E.        Compliance With Exchange Act Rules.

1.	If a corporation or other person submits a proposal to its security holders entitled to vote on, or consent to, the transaction in which the securities being registered are to be issued, and such person’s submission to its security holders is subject to Regulation 14A (§§240.14a-1 through 14a-101 of this chapter) or 14C (§§240.14c-1 through 14c-101 of this chapter) under the Exchange Act, then the provisions of such Regulations shall apply in all respects to such person’s submission, except that: (a) The prospectus may be in the form of a proxy or information statement and may contain the information required by this Form in lieu of that required by Schedule 14A (§240.14a-101) or 14C (§240.14c-101) of Regulation 14A or 14C under the Exchange Act; and (b) copies of the preliminary and definitive proxy or information statement, form of proxy or other material filed as a part of the registration statement shall be deemed filed pursuant to such person’s obligations under such Regulations.

To the extent that the Staff of the Commission believes that it is necessary for Terrapin 3 to file the preliminary proxy statement with the Commission, Terrapin 3 will undertake to file the preliminary proxy statement with the Commission.

2.	We note your response to our prior comment 17 and that Yatra’s shareholders’ approval is a condition to the merger. Please add a separate question and answer or disclose and describe this condition in more detail in the summary section. Please describe the “all other matters contemplated thereby” upon which the Yatra shareholders will act.

RESPONSE: In response to the Staff’s comment, Yatra has revised the disclosure on pages 8, 19, 56 and 80 of Amendment No. 3 to disclose and describe this condition in more detail in the summary section and to describe all the other matters upon which the Yatra shareholders will act.

United States Securities and Exchange Commision

November 15, 2016

3.	Please disclose when Yatra will seek the approval of its shareholders relative to the date of the Terrapin 3 meeting and whether Yatra will be seeking shareholder approval to authorize the issuance of securities you are registering on this form.

RESPONSE: Yatra respectfully advises the Staff that it will seek the approval of its shareholders on or about the time of the Terrapin 3 special meeting of stockholders and that per the terms of its Memorandum and Articles of Association it will seek the approval of the issuances of securities to the Terrapin 3 stockholders and the substitution of existing Yatra shares for registered Yatra shares. In response to the Staff’s comment, Yatra has revised the disclosure on pages 8, 19 and 56 of Amendment No. 3.

4.	Please revise to include updated interim financial statements of Terrapin 3 Acquisition Corporation in your next amendment.

RESPONSE: In response to the Staff’s comment, Terrapin 3 has included updated interim financial statements of Terrapin 3 Acquisition Corporation for the quarterly period ended September 30, 2016 in Amendment No. 3. Yatra has also included its updated interim financial statements for the quarterly period ended June 30, 2016 in Amendment No. 3.

Ownership of Yatra Ordinary Shares Upon Completion of the Transaction, page 15

5.	We note from your response to our prior comment 11 that the letter agreement referred to in your response has been filed as Exhibit 10.24 to Amendment 2 to your Form F-4. However, Exhibit 10.24 appears to be related to an agreement with Macquarie and not the letter agreement you refer to. Please file this agreement as an exhibit or tell us where this agreement is currently located in your document.

RESPONSE: In response to the Staff’s comment, Yatra respectfully advises the Staff that it has filed the letter agreement as Exhibit 10.17 to Amendment No. 3.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

3. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 89

Footnote (13), page 90

6.	We note your response to our prior comment 23. Please tell us and disclose in more detail how you determined the amount of the adjustment and why you believe this adjustment amount is factually supportable and should be included in the pro forma financial statements. Although the agreement is part of the transaction, it appears that because the amount is a management estimate, it would not be factually supportable. Please advise or revise to remove the adjustment.

RESPONSE: In response to the Staff’s comment, Yatra has revised the disclosure in note A on page 92 of Amendment No. 3.

United States Securities and Exchange Commision

November 15, 2016

Footnote (4), page 91

7.	We note your response to our prior comment 27. Please tell us your consideration for disclosing the modification terms of your Employee Stock Option Grants elsewhere in the document including MD&A and notes to the financial statements.

RESPONSE: In response to the Staff’s comment, Yatra has revised the disclosure in footnote 21 on page 92 of Amendment No. 3. The revised disclosure clarifies that the modification is a result of revaluing the Employee Stock Options as of the closing date of the transaction. As there is no impact from this revaluation on the historical financial statements, no changes have been made to the MD&A or Notes to the financial statements.

Beneficial Ownership, page 156

8.	We note your response to our prior comment 34 and reissue. Please revise to provide beneficial ownership information as of the most recent practicable date rather than as of the record date. Similarly, revise the disclosure in beneficial ownership tables beginning on page 178.

RESPONSE: In response to the Staff’s comment, Yatra has revised the disclosure on page 158 of Amendment No. 3 to indicate that the beneficial ownership information is provided as of November 1, 2016. Yatra and Terrapin 3 have revised the disclosure in the beneficial ownership tables beginning on page 180 of Amendment No. 3 to provide beneficial ownership information as of November 1, 2016.

Proxy Card

9.	Please mark your proxy card as “Preliminary Copies” in accordance with Rule 14a-6(e)(1).

RESPONSE: In response to the Staff’s comment, the proxy card has been marked as “Preliminary Copy” in accordance with Rule 14a-6(e)(1).

United States Securities and Exchange Commision

November 15, 2016

Exhibit Index

10.	Please tell us why you have removed the following exhibits from the exhibit index:

• Addendum between Yatra Online Private Limited and Bennett, Coleman & Co. Ltd., dated August 14, 2014;

• Second Addendum between Yatra Online Private Limited and Bennett, Coleman &

Co. Ltd., dated May 28, 2015;

• Third Addendum between Yatra Online Private Limited and Bennett, Coleman & Co.

Ltd., dated September 21, 2015; and

• Fourth Addendum between Yatra Online Private Limited and Bennett, Coleman & Co. Ltd., dated August 18, 2016.

RESPONSE: Yatra respectfully advises the Staff that the exhibits referenced above were removed from the exhibit index because Yatra previously determined that they are not material contracts of the type specified under Item 601(b)(10) of Regulation S-K as they are annual purchase orders under the Advertising Agreement with Bennett, Coleman & Co. Ltd., dated June 20, 2011, filed as Exhibit 10.16 (the “Advertising Agreement”). The Advertising Agreement contains all of the material provisions of the arrangement between the parties. The exhibits were inadvertently included in the exhibit list in the Registration Statement.

Previous Comments

Please provide a consent for Phocuswright Inc. or tell us why this is not required. Refer to Rule 436 of the Securities Act.

RESPONSE: In response to the Staff’s comment, Yatra has filed the consent for Phocuswright Inc. as Exhibit 23.4 to Amendment No. 3.

Please include an organization chart depicting your organizational structure before and after the consummation of the merger to help illustrate the narrative description of the parties and the transactions. This chart should also illustrate the states or countries of incorporation of various legal entities.

RESPONSE: In response to the Staff’s comment, Yatra has included charts depicting the organizational structure of Yatra before and after consummation of the Transaction on page 14 of Amendment No 3. In addition, Yatra has included the post-consummation of the Transaction organization chart on page 74 of Amendment No 3.

United States Securities and Exchange Commision

November 15, 2016

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1021.

Sincerely,

/s/ Michael J. Minahan

Michael J. Minahan

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